UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40238

Hywin Holdings Ltd.

F3, Hywin Financial Centre

8 Yincheng Mid. Road

Pudong New District, Shanghai 200120

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Hywin Holdings Announces Land Acquisition in Hainan Boao for Development in Healthcare Sector

SHANGHAI, China, September 19, 2023 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin”, or the “Company”) (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced that it has won a bid to acquire the land use rights of a parcel of land with a total site area of 56,449.39 square meters and the above-ground construction in progress (collectively referred to as the “Real Property”), situated at 09-No.5-3, Boao Lecheng International Medical and Tourism Pilot Zone (“Boao Lecheng”), Hainan Province, the People’s Republic of China (the “PRC”).

The Real Property will be used to build Hywin’s first integrated health management center pilot project, which represents a valuable strategic asset for Hywin’s future growth and development.

Hywin has been exploring business development opportunities in the healthcare sector nationwide, in particular, in Hainan Province. Driven by favorable government policies, Boao Lecheng is a pilot zone in China focusing on developing medical technology, medical services and medical tourism, and promoting clinical research in advanced fields.

The Real Property is located at the center of the medical sector of Boao Lecheng, and it is in close proximity to other popular medical offerings in the zone. In view of the prime location of the Real Property, favorable government policies supporting Boao Lecheng and the future construction potentials of the Hainan Free Trade Port, the Company believes the Real Property presents a unique opportunity for Hywin to carry out its integrated health management center strategy.

Hywin received a confirmation notification on September 19, 2023, stating that the Company has won a bid to acquire the Real Property through judicial auction at a consideration of approximately RMB129.2 million. Hywin has already paid a bid security deposit of RMB10.0 million, which shall form part of the consideration. The consideration was determined through a public bidding process, which took into account the minimum bid price, the current market conditions, the location of the Real Property and the values of land transactions nearby. The consideration shall be settled by the Company in cash.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focusing on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, other comprehensive financial services, and health management services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. The Company also offers integrated and high-end health screening and health management services to high-net-worth clients in China, and aims to become a dual-platform serving clients across market cycles and life cycles. For more information, please visit https://ir.hywinwealth.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

By:	/s/ Han Hongwei
Name:	Han Hongwei
Title:	Chairman of the Board of Directors

Date: September 19, 2023